News

FOR IMMEDIATE RELEASE

Bank of Montreal to Issue $500,000,000 of 4.87% Subordinated Indebtedness, due 2020

TORONTO, April 19, 2005 – Bank of Montreal (TSX, NYSE: BMO) today announced that it intends to issue subordinated indebtedness under its Canadian Medium Term Note Program. The issue, the Series C Medium Term Notes, Second Tranche, is a $500 million public offering due April 2020. Interest on this issue is payable semi-annually at a fixed rate of 4.87% until April 22, 2015, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00% (paid quarterly) thereafter to maturity.

Bank of Montreal may at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada, redeem the subordinated indebtedness, in whole at any time, or in part from time to time, on not less than 30 days and not more than 60 days notice to registered holders. If redeemed prior to April 22, 2015, the redemption price will be the greater of the “Canada Yield Price” and par. The subordinated indebtedness is redeemable on and after April 22, 2015 at par. The “Canada Yield Price” is the price that would provide a yield from the redemption date to April 22, 2015 equal to the yield that a non-callable issue of Government of Canada bonds would carry from the redemption date to April 22, 2015 plus 0.175%.

The issue, which is expected to close on April 22, will add to the Bank’s Tier 2 Capital base. The net proceeds of the offering will be used for general corporate purposes of Bank of Montreal.

BMO Nesbitt Burns Inc. served as lead agent on the issue.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell in the United States.

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $294 billion as at January 31, 2005, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization

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that provides more than 1.5 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452

Internet: www.bmo.com